EPIPHANY FUNDS

Amendment No. 5 to Agreement and Declaration of Trust

The undersigned Trustees of Epiphany Funds Trust (the “Trust”) authorized and approved the following resolution at a meeting held on August 24, 2012:

RESOLVED, that pursuant to Section 4.1 of the Agreement and Declaration of Trust of the Trust, the undersigned, being a majority of the trustees of the Trust, hereby amend in its entirety the first paragraph of Section 4.2 to read as follows:

Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate Class A, Class C, Class N and Class I shares of its following series: the Epiphany FFV Fund, Epiphany FFV Strategic Income Fund, Dana Large Cap Core Fund, Epiphany FFV Latin America Fund, and Epiphany FFV Global Ecologic Fund.  The Shares of these Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the relative rights and preferences as determined by the Board of Trustees.

The above paragraph shall supersede and take the place of the existing first paragraph in Section 4.2 of the Agreement and Declaration of Trust.

Date: January 30, 2013

/S/ J. Kenneth Dalton
J. Kenneth Dalton, Trustee

/S/ Robert J. Mitchell
Robert J. Mitchell, Trustee

/S/ William R. Reichenstein
Dr. William R. Reichenstein, Trustee

/S/ Samuel J. Saladino, III
Samuel J. Saladino, III, Trustee